File No. 70-9015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

__________________________________________
AMENDMENT NO. 2 TO FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________


Cinergy Corp.
Cinergy Investments, Inc.
Cinergy Services, Inc.
The Cincinnati Gas & Electric Company
The Union Light, Heat and Power Company
The West Harrison Gas and Electric Company
Lawrenceburg Gas Company
Miami Power Corporation
Tri-State Improvement Company
KO Transmission Company
139 East Fourth Street
Cincinnati, Ohio  45202

PSI Energy, Inc.
1000 East Main Street
Plainfield, Indiana  46168

(Name of companies filing this statement and addresses of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann               William T. Baker
Associate General Counsel         Reid & Priest LLP
Cinergy Corp.                     40 West 57th
(address above)                   New York, New York  10019

    The application-declaration as previously amended is hereby amended and restated in its entirety to read as follows:

Item 1.  Description of Proposed Transactions

    Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"); Cinergy Investments, Inc., Cinergy's subsidiary nonutility company ("Investments"); PSI Energy, Inc., an electric utility subsidiary of Cinergy ("PSI"), The Cincinnati Gas & Electric Company, an electric and gas utility subsidiary of Cinergy ("CG&E"); CG&E's utility subsidiaries: Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"); and CG&E's nonutility subsidiaries: Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"), propose to engage in the transactions hereinafter described.

    PSI, an Indiana corporation, is engaged in the production, transmission, distribution and sale of electricity in north central, central and southern Indiana and serves an estimated population of two million people located in 69 of Indiana's 92 counties, including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany and Terre Haute. CG&E and its subsidiaries ULH&P, Lawrenceburg and West Harrison provide electric and/or gas service in the southwestern portion of Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas, or both covers approximately 3,000 square miles and includes the cities of Cincinnati and Middletown in Ohio, Covington and Newport in Kentucky, and Lawrenceburg in Indiana. Miami owns a 138 kV transmission line running from Miami Fort Power Station to a point near Madison, Indiana. KO, a Kentucky corporation, transports gas between Kentucky and Ohio by means of an interstate pipeline located almost entirely in Kentucky in which it has a one-third ownership interest. Tri-State, an Ohio corporation, acquires and holds property in Ohio, Kentucky and Indiana for substations, electric and gas rights of way, office space and other uses in connection with CG&E's and its subsidiaries' utility operations. Cinergy Services, Inc. ("Cinergy Services") is a service company that provides various services exclusively to associate companies. Investments functions as a holding company with respect to certain of Cinergy's nonutility subsidiaries.

A.  August 1995 Order

    By order dated August 25, 1995 (Release No. 35-26362) ("August 1995 Order"), Cinergy, CG&E, PSI, ULH&P, West Harrison, Lawrenceburg, Miami, Cinergy Services, Tri-State and KO were authorized to engage in the following transactions through May 31, 1997: (1) PSI, ULH&P, Lawrenceburg, West Harrison and Miami were authorized to incur short-term borrowings from banks and, in PSI's case, through the issuance and sale of commercial paper; (2) Cinergy was authorized to issue guarantees and provide letters of credit in connection with short-term bank borrowings of its utility and nonutility subsidiaries; and (3) all of the foregoing companies, together with CG&E, Cinergy Services, Tri-State and KO, were authorized to implement a money pool ("Money Pool") to coordinate and provide for their short-term cash and working capital requirements.

    The proceeds of such short-term borrowings were to be utilized by PSI, ULH&P, Lawrenceburg, West Harrison and Miami for general corporate purposes including (1) interim financing of capital requirements, (2) working capital needs, (3) repayment, redemption or refinancing of debt or preferred stock, and (4) loans through the Money Pool. The August 1995 Order limited the aggregate principal amount of short-term borrowings at any one time outstanding (whether through the Money Pool or from banks or the sale of commercial paper) to the following amounts: PSI, $400 million; ULH&P, $35 million; West Harrison, $200,000; Lawrenceburg, $3 million; and Miami, $100,000. Finally, the August 1995 Order limited the maximum amount of guarantees and letters of credit issued or obtained by Cinergy to a $375 million aggregate limitation imposed by the Commission in another proceeding (Release No. 35-26215, January 11, 1995). In March 1996 (Release No. 35-26488, March 12, 1996) ("March 1996 Order"), the Commission authorized Cinergy to incur short-term bank borrowings, issue and sell commercial paper and obtain letters of credit in an aggregate principal amount at any one time outstanding not to exceed $1 billion through December 31, 1999.

B.  Summary of Requested Authorizations

    Applicants herein seek authority to engage in the following proposed transactions, in each case through December 31, 2002:

    1. In connection with the continued use of the Money Pool, (a) PSI, ULH&P, Lawrenceburg, West Harrison and Miami propose to make loans to and incur borrowings from one another thereunder, and (b) Cinergy, Cinergy Services, CG&E, Tri-State and KO propose to make loans to PSI, ULH&P, Lawrenceburg, West Harrison and Miami thereunder;

    2. PSI, ULH&P, Lawrenceburg, West Harrison and Miami propose to incur short-term bank borrowings and PSI proposes to issue and sell commercial paper; and

    3. Cinergy and Investments propose to guarantee the debt or other obligations of certain existing Cinergy system companies and companies whose securities may be acquired by Cinergy or any subsidiary thereof from time to time through December 31, 2002 pursuant to and in accordance with rule 58 (Release No. 35-26667, February 14, 1997).

    Proceeds of any short-term borrowings by PSI, ULH&P, Lawrenceburg, West Harrison and Miami (whether from banks, the Money Pool or, in PSI's case, through the sale of commercial paper) would be used by such companies for general corporate purposes, including (1) interim financing of capital requirements; (2) working capital needs; (3) repayment, redemption, refinancing of debt or preferred stock; (4) cash requirements to meet unexpected contingencies and payment and timing differences; (5) loans through the Money Pool; and (6) other transactions relating to these Applicants' utility businesses.

    Under the authority requested herein, the maximum principal amount of short-term borrowings outstanding at any one time by PSI, ULH&P, Lawrenceburg, West Harrison and Miami (whether from banks, the Money Pool or, in PSI's case, through the sale of commercial paper) (each, a "Borrowing Limitation") would not exceed the following amounts: PSI, $400 million; ULH&P, $50 million; West Harrison, $200,000; Lawrenceburg, $3 million; and Miami, $100,000. PSI's and ULH&P's estimated capital requirements for 1997 are approximately $447 million and $33 million, respectively.

    Guarantees issued (I) by Cinergy would be subject to the $1 billion aggregate limitation specified in the March 1996 Order (subject to any increases in that authorization that Cinergy may obtain pursuant to one or more further orders of the Commission), and (ii) by Investments would not exceed $250 million at any one time outstanding.

C.  Money Pool

    Subject to the respective Borrowing Limitations, from time to time through December 31, 2002, PSI, ULH&P, Lawrenceburg, West Harrison and Miami propose to make loans to each other, and Cinergy, Cinergy Services, CG&E, Tri-State and KO propose to make loans to PSI, ULH&P, Lawrenceburg, West Harrison and Miami, all pursuant to and in accordance with the Money Pool./1/ Applicants propose no changes to the Money Pool as authorized in the August 1995 Order and embodied in the related Money Pool Agreement./2/

    Under the Money Pool, funds are made available from the following sources from time to time for short-term loans to Money Pool Participants:
(1) surplus treasury funds of Money Pool Participants ("Internal Funds") and (2) proceeds from bank borrowings by Money Pool Participants or the sale of commercial paper by Cinergy, CG&E or PSI ("External Funds"). Funds are made available from such sources in such order as Cinergy Services, as administrator of the Money Pool, determines would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the Money Pool. Companies that borrow from the Money Pool borrow pro rata from each lending company, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Money Pool. On any day when more than one fund source with different rates of interest is used to fund loans through the Money Pool, each borrowing company borrows pro rata from each such fund source in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money Pool. No Money Pool Participant is required to borrow through the Money Pool if it determines that it could borrow at a lower cost directly from banks or through the sale of commercial paper. Cinergy may not borrow from the Money Pool.

    Fees paid to banks to maintain credit lines by Money Pool Participants lending External Funds to the Money Pool are paid by the Money Pool Participant maintaining the line quarterly. A portion of those costs are allocated to the companies borrowing such External Funds through the Money Pool in proportion to their outstanding borrowings of such External Funds.

    When only Internal Funds comprise the funds available in the Money Pool, the interest rate applicable to loans thereof is the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate, which rate parallels the lenders' effective cost of capital with respect to such internal funds. When only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans thereof is equal to the lending company's cost for such External Funds (or a composite rate equal to the weighted average of the of the costs incurred by the respective Money Pool Participants for such External Funds, if more than one Money Pool Participant had made available External Funds on such day).

    In circumstances where both Internal Funds and External Funds are concurrently borrowed through the Money Pool, the rate applicable to all loans comprised of such "blended" funds is a composite rate equal to the weighted average of (a) the cost of all such Internal Funds and (b) the cost of all such External Funds. Where both Internal Funds and External Funds are available for loans through the Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blending" of such funds, to the extent it is determined that such loans would result in a lower cost of borrowing.

    Money Pool loans are in the form of open-account advances documented and evidenced on the books of the Money Pool Participants, although each lending party is entitled upon demand to receive from any Money Pool Participant to whom it advances funds one or more promissory notes evidencing any or all of its advances. Each party receiving a Money Pool loan is required to repay the principal amount of such loan, together with all interest accrued thereon, upon demand and in any event not later than one year from the date of the advance. All Money Pool loans are prepayable by the borrower in whole or in part at any time without premium or penalty. Money Pool advances accrue interest monthly.

    Funds not required to make Money Pool loans (other than funds required to satisfy the Money Pool's liquidity requirements) may be invested in one or more short-term investments, including (1) interest-bearing accounts with banks, (2) obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, including obligations under repurchase agreements, (3) obligations issued or guaranteed by any state or political subdivision thereof rated not less than "A" by a nationally recognized rating agency, (4) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency, (5) money market funds, (6) bank certificates of deposit, (7) Eurodollar time deposits and certificates of deposit, and (8) such other investments as are permitted by section 9  of the Act and rule 40 thereunder.

    Interest income and investment income earned on loans and investments of surplus funds are allocated among the Money Pool Participants in accordance with the proportion each participant's contribution bears to the total amount of funds in the Money Pool and the cost of funds provided to the Money Pool by such participant.

    Operation of the Money Pool, including record-keeping and coordination of loans, is administered by Cinergy Services on an "at cost" basis under the authority of the appropriate officers of the Money Pool Participants.

    Cinergy, CG&E and PSI expressly acknowledge in the Money Pool
Agreement that none of such companies will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Public Utilities Commission of Ohio ("PUCO") or the Indiana Utility Regulatory Commission ("IURC") which pertains to recovery, disallowance, allowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by CG&E or PSI in or as a result of a contract, agreement, arrangement or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation has itself been filed with or approved by the Securities and Exchange Commission or was incurred pursuant to a contract, arrangement or allocation method which was filed with or approved by the Securities and Exchange Commission.

D.  Short-Term Bank Borrowings and Commercial Paper

    Subject to the respective Borrowing Limitations, from time to time through December 31, 2002, (a) PSI, ULH&P, Lawrenceburg, West Harrison and Miami propose to borrow short-term funds from banks or other financial institutions pursuant to formal or informal credit facilities, and (b) PSI proposes to issue and sell commercial paper to commercial paper dealers.

1.  Bank Borrowings

    Bank borrowings would be evidenced by promissory notes, each of which would be issued on or before December 31, 2002 and would mature no later than one year from the date of issuance (except in the case of borrowings by ULH&P, which would mature no later than two years from the date of issuance)/3/, would bear interest at a rate no higher than the prime rate for commercial bank loans prevailing on the date of such borrowing, and may require fees to the lender not to exceed 50 basis points per annum on the total commitment.

2.  Commercial Paper

    Subject to the Borrowing Limitation applicable to it, from time to time through December 31, 2002, PSI also proposes to issue and sell commercial paper to one or more dealers (or directly to financial institutions if the resulting cost of money is equal to or less than that available from dealer-placed commercial paper).

    PSI proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $25,000 each. No commission or fee will be payable in connection with the issue and sale of the commercial paper. However, the purchasing dealer will re-offer the commercial paper at a rate less than the rate to PSI. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933.

E.  Cinergy/Investments Guarantees

    Subject in the case of Cinergy to the $1 billion aggregate limitation set forth in the March 1996 Order (including any increase in such limitation pursuant to one or more further orders of the Commission), and in the case of Investments to an aggregate limitation at any one time outstanding not to exceed $250 million, Cinergy and Investments seek authorization from time to time through December 31, 2002 to guarantee the debt and other obligations of (1) certain existing Cinergy system companies and (2) any "energy-related companies" whose securities Cinergy or any subsidiary thereof may acquire from time to time pursuant to and in accordance with rule 58. (The companies referenced in clauses (1) and (2) are collectively referred to as "Primary Obligors.")

    The existing Cinergy system companies as to which Cinergy and Investments seek authorization to issue guarantees are (as to Cinergy only) Cinergy Services and (as to both Cinergy and Investments) certain nonutility subsidiaries of Cinergy and Investments, namely, KO, Tri-State, Cinergy Resources, Inc. (formerly CG&E Resource Marketing, Inc.), Cinergy Capital & Trading, Inc. (formerly Wholesale Power Services, Inc.), Cinergy Technology, Inc. (formerly PSI Environmental Corp.) and Enertech Associates, Inc. (formerly Power International, Inc.).

    All of the foregoing nonutility companies were in existence at the date of the Commission's 1994 order authorizing the Cinergy merger and related transactions (Release No. 35-26146, October 21, 1994), and accordingly are subject to the Commission's pending reservation of jurisdiction with respect to the ultimate retainability of such companies and the other then-existing nonutility companies and nonutility business intersts of Cinergy and its subsidiaries. That reservation of jurisdiction expires on October 21, 1997 and Cinergy will be filing with the Commission on or before that date an application seeking a release of such jurisdiction. In that regard, Cinergy believes that some or all of such companies may be retainable pursuant to rule 58. In any event, Cinergy and Investments acknowledge that any grant by the Commission herein of the requested guarantee authority in respect of such nonutility companies in no way affects resolution of the question of the ultimate retainability of such companies.

    Debt financing of any Primary Obligor which is so guaranteed will not exceed 30 years and will bear interest either at a floating rate not in excess of 200 basis points over the prime rate, applicable LIBOR or other appropriate index in effect from time to time or at a fixed rate not in excess of 300 basis points above the yield at the time of issuance of U.S. Treasury obligations of a comparable maturity. Any commitment or other fees on the debt will not exceed 100 basis points on the total amount of debt financing.

    Obligations (other than debt) of Primary Obligors that Cinergy and Investments propose to receive authorization to guarantee or otherwise act as indemnitor or surety would involve a Primary Obligor's obligation to perform under contracts with sellers or customers. Guarantees issued by Cinergy or Investments in these circumstances may take the form of procuring bid bonds and the like; guaranteeing a Primary Obligor's performance; or other similar direct or indirect guarantees of a Primary Obligor's contractual obligations. These arrangements may be necessary in order for a Primary Obligor to satisfy a seller or a customer that it has adequate support for its contractual obligations.

    Cinergy will not seek recovery through higher rates to customers of Cinergy's utility subsidiaries in order to compensate it or Investments for any potential losses they may sustain resulting from such guarantees.

F.  Reporting Obligations

    Within 45 days after the end of each calendar quarter, Cinergy Services, on behalf of the Applicants, will file a certificate with the Commission pursuant to rule 24 under the Act setting forth the following information with respect to the preceding calendar quarter: (I) each Applicant's maximum principal amount of external short-term borrowings outstanding at any one time outstanding (i.e., bank borrowings and, in PSI's case, commercial paper); (ii) with respect to the operation of the Money Pool, (a) the average annual interest rate applicable to borrowings through the Money Pool, (b) the maximum principal amount of Money Pool borrowings by the respective Applicants outstanding at any one time, and the maximum principal amount of funds loaned through the Money Pool by the respective Applicants outstanding at any one time; and (iii) a summary of any guarantees issued by Cinergy or Investments.

G.  Rule 54 Statement

    Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO if the conditions
in Rule 53(a), (b) and   are satisfied.

    As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result of the proposed transactions, will exist.

    Rule 53(a)(1):  At December 31, 1996, Cinergy had invested, directly or indirectly, an aggregate of approximately $487 million in EWGs and
FUCOs.   The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended December 31, 1996 was $990 million. Accordingly, based on Cinergy's "consolidated retained earnings" at December 31, 1996, and taking into account EWG /FUCO investments as of that date, the current Rule 53 aggregate investment limitation is approximately $8 million (i.e., 50% of
"consolidated retained earnings"   $495 million   minus "aggregate
investment" at December 31, 1996   $487 million).

    Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(I) is therefore inapplicable.

    In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

    In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

    Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

    Rule 53(a)(4): Cinergy will simultaneously submit a copy of this statement and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

    Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

    Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

    Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended December 31, 1996 are $990 million, versus $926 million for the four quarters ended December 31, 1995, a difference of approximately $64 million (representing an increase of 6.9%).

    Rule 53(b)(3): For the twelve months ended December 31, 1996, Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs aggregating in excess of 5% of consolidated retained earnings.

Item 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses ("Fees") to be incurred, directly or indirectly, by Applicants or any associate companies thereof in connection with the proposed transactions are estimated as follows:

    Fees of Cinergy Services        $15,000
    Fees of Reid & Priest           $5,000
    TOTAL                           $20,000

Item 3.  Applicable Statutory Provisions

    Applicants consider that sections 6(a), 7, 9(a), 10 and 12(b) of the Act and rules 40, 43, 45, 52 and 54 thereunder are or may be applicable to the proposed transactions.

Item 4.  Regulatory Approval

    The IURC does not have jurisdiction over short-term borrowings by PSI, Lawrenceburg, West Harrison and other Indiana utilities with maturities of one year or less.

    The Kentucky Public Service Commission does not have securities issuance jurisdiction over short-term borrowings by ULH&P and other Kentucky utilities with maturities of two years or less.

    Under the Ohio Revised Code, a public utility which is an electric light company, such as CG&E, when authorized by an order of the PUCO, may issue notes or other evidences of indebtedness payable at periods of not more than 12 months. The foregoing provision does not apply to the issue, renewal or assumption of liability of notes and other evidences of indebtedness maturing not more than 12 months after the date of such issue, renewal or assumption of liability and aggregating (together with all other then outstanding notes and other evidences of indebtedness of a maturity of 12 months or less on which such electric light company is primarily or secondarily liable) not more than 5% of the par value of the other stocks, bonds, notes and other evidences of indebtedness of such electric light company then outstanding (the "Ohio Statutory Exemption").

     By orders dated May 4, 1995 (Case Nos. 95-275-GE-AIS and 95-358-GE-AIS) and June 20, 1996 (Case No. 96-488-GE-AIS), the PUCO authorized CG&E to become a participant in the Money Pool and to issue and renew unsecured notes, including commercial paper, and other evidences of short-term indebtedness, maturing at periods of not more than 12 months, from time to time through (initially) June 30, 1996 and (by the later order) through June 30, 1997, provided that CG&E's aggregate principal amount of short-term indebtedness, including any short-term indebtedness incurred pursuant to the Ohio Statutory Exemption, did not exceed $400 million at any time outstanding. The orders also authorized CG&E to apply the proceeds of such short-term borrowings to specified purposes including Money Pool loans.

     By order dated May 15, 1997 in Case No. 97-362-GE-AIS (Exhibit D-2 hereto), the PUCO authorized CG&E to issue and renew, from time to time through June 30, 1998, unsecured notes, including commercial paper, and other evidences of short-term indebtedness, maturing at periods of not more than 12 months, provided that CG&E's aggregate principal amount of short-term indebtedness, including any short-term indebtedness incurred pursuant to the Ohio Statutory Exemption, does not exceed $400 million at any time outstanding. The order also authorized CG&E to apply the proceeds of such short-term borrowings to specified purposes including Money Pool loans.

     No other state or federal regulatory agency has jurisdiction over the proposed transactions.

Item 5.  Procedure

    Applicants request that the Commission issue and publish by not later than March 28, 1997 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration. Applicants further request that such notice specify a date not later than April 21, 1997 as the date after which the Commission may issue an order granting and permitting to become effective this Application-Declaration, and that the Commission issue such order as soon as practicable thereafter.

     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

    (a)  Exhibits:

    A-1     Form of note evidencing borrowings from banks
(incorporated by reference from File No. 70-8587).
    A-2     Form of commercial paper note of PSI (incorporated by
reference from File No. 70-8587).
    A-3     Form of note evidencing borrowings under Money Pool
(incorporated by reference from File No. 70-8587).
    B       Form of Money Pool Agreement (incorporated by reference
from File No. 70-8587).
    C       Not applicable
    D-1     Application of CG&E to PUCO (Case No. 97-362-GE-AIS)
(filed herewith)
    D-2     Finding and Order of PUCO (Case No. 97-362-GE-AIS)
(filed herewith)
    E       Not applicable
    F-1     Preliminary opinion of Jerome A. Vennemann, Esq. (filed
herewith)
    F-2     Preliminary opinion of Ronald J. Brothers, Esq. (filed
herewith)
    F-3     Preliminary opinion of David T. Musselman, Esq. (filed
herewith)
    G       Form of Federal Register notice (previously filed)

    (b)     Financial Statements:

    FS-1    Cinergy Consolidated Financial Statements, dated
December 31, 1996 (filed herewith)
    FS-2    Cinergy Financial Statements, dated December 31, 1996
(filed herewith)
    FS-3    Investments Consolidated Financial Statements, dated
December 31, 1996 (filed herewith)
    FS-4    Cinergy Services Financial Statements, dated December
31, 1996 (filed herewith)
    FS-5    CG&E Consolidated Financial Statements, dated December
31, 1996 (filed herewith)
    FS-6    ULH&P Financial Statements, dated December 31, 1996
(filed herewith)
    FS-7    West Harrison Financial Statements, dated December 31,
1996 (filed herewith)
    FS-8    Lawrenceburg Financial Statements, dated December 31,
1996 (filed herewith)
    FS-9    Miami Financial Statements, dated December 31, 1996
(filed herewith)
    FS-10   Tri-State Financial Statements, dated December 31, 1996
(filed herewith)
    FS-11   KO Financial Statements, dated December 31, 1996 (filed
herewith)
    FS-12   PSI Consolidated Financial Statements, dated December
31, 1996 (filed herewith)
    FS-13   Cinergy Consolidated Financial Data Schedule (included
as part of electronic submission only)
    FS-14   Cinergy Financial Data Schedule (included as part of
electronic submission only)
    FS-15   Investments Consolidated Financial Data Schedule
(included as part of electronic submission only)
    FS-16   Cinergy Services Financial Data Schedule (included as
part of electronic submission only)
    FS-17   CG&E Consolidated Financial Data Schedule (included as
part of electronic submission only)
    FS-18   ULH&P Financial Data Schedule (included as part of
electronic submission only)
    FS-19   West Harrison Financial Data Schedule (included as part
of electronic submission only)
    FS-20   Lawrenceburg Financial Data Schedule (included as part
of electronic submission only)
    FS-21   Miami Financial Data Schedule (included as part of
electronic submission only)
    FS-22   Tri-State Financial Data Schedule (included as part of
electronic submission only)
    FS-23   KO Financial Data Schedule (included as part of
electronic submission only)
    FS-24   PSI Consolidated Financial Data Schedule (included as
part of electronic submission only)

Item 7.     Information as to Environmental Effects

    (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

    (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

SIGNATURE

    Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: May 30, 1997

                                Cinergy Corp.

                                By:  /s/ William L. Sheafer
                                Vice President and Treasurer

                                Cinergy Investments, Inc.

                                By:  /s/ William L. Sheafer
                                Vice President and Treasurer

                                Cinergy Services, Inc.

                                By:  /s/ William L. Sheafer
                                Vice President and Treasurer


                                The Cincinnati Gas & Electric Company

                                By:  /s/ William L. Sheafer
                                Vice President and Treasurer

                                The Union Light, Heat and Power Company

                                By:  /s/ William L. Sheafer
                                Vice President and Treasurer

                                The West Harrison Gas and Electric Company


                                By:  /s/ William L. Sheafer
                                Vice President and Treasurer

                                Lawrenceburg Gas Company


                                By:  /s/ William L. Sheafer
                                Vice President and Treasurer

                                Miami Power Corporation

                                By:  /s/ William L. Sheafer
                                Vice President and Treasurer

                                Tri-State Improvement Company

                                By:  /s/ William L. Sheafer
                                Vice President and Treasurer

                                KO Transmission Company


                                By:  /s/ William L. Sheafer
                                Vice President and Treasurer

                                PSI Energy, Inc.


                                By:  /s/ William L. Sheafer
                                Vice President and Treasurer


                               ENDNOTES

/1/   Any borrowings by Cinergy Services, CG&E, Tri-State and KO from each other under the Money Pool or from the other Money Pool Participants thereunder will be exempt (together with the corresponding loans) pursuant to rule 52.

/2/ Cinergy, Cinergy Services, CG&E, Tri-State, KO, PSI, ULH&P, Lawrenceburg, West Harrison and Miami are sometimes herein collectively referred to as the "Money Pool Participants." The August 1995 Order also approved a proposal to establish a similar money pool arrangement for nonutility companies in the Cinergy system ("Nonutility Money Pool"). However, Cinergy has not implemented the Nonutility Money Pool and has no present intention to do so. Cinergy does not seek to continue any authority granted in the August 1995 Order that related to the Nonutility Money Pool, including with respect to combined short-term investments of surplus funds.

/3/ See Item 4 with respect to the varying scope of short-term securities issuance jurisdiction exercised by the Kentucky Public Service Commission, the IURC and the PUCO.